UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No.  )*
                   WALTER INDUSTRIES, INC.
                         (Name of Issuer)
                   Common Stock, $.01 par value
                (Title of Class of Securities)
                          93317 Q 10 5

                        (CUSIP Number)
                         Alan M. Stark
                        80 Main Street
                 West Orange, New Jersey 07052
                       (973)325-8660
(Name Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

                         September 9, 1998
    (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4) check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the of the Act (however, see the Notes).

                         SCHEDULE 13D

CUSIP No. 93317 Q 10 5
_______________________________________________________________
               1)   Names of Reporting Person S.S. or I.R.S.
          Identification No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _______________________________________________________________
               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                         (a)  [ ]
                                                         (b)  [x]

     3)   SEC Use Only
________________________________________________________________
     4)   Source of Funds:
          WC
________________________________________________________________
               5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . .

          NOT APPLICABLE
________________________________________________________________
               6)   Citizenship or place of Organization:
          UNITED STATES
________________________________________________________________
                                   (7)  Sole voting Power
Number of           2,438,032
Shares Bene-
                    ficially       (8)  Shared Voting Power
                    owned by              696,987
Each Report-
                    ing Person     (9)  Sole Dispositive Power
With                2,438,032

                                   (10) Shared Dispositive Power
                      696,987
________________________________________________________________
               11)  Aggregate Amount Beneficially Owned by Each
           Reporting Person:   3,135,019
________________________________________________________________
               12)  Check if the Aggregate Amount in Row (11)
                    N/A
________________________________________________________________
               13)  Percent of Class Represented by Amount in Box (11):
                    5.8%
________________________________________________________________
               14)  Type of Reporting Person
               I N

Item 1.   Security and Issuer.
          This statement relates to the common stock, $.01 par value (the "Common Stock" or the "Shares"), of WALTER
INDUSTRIES, INC., the ("Company"), which has its principal
executive offices at 1500 North Dale Mabry Highway, Tampa,
Florida 33607.
Item 2.   Identity and Background.
          This statement  is  being  filed by Leon G.
Cooperman,("Cooperman").  Cooperman is the Managing Member of
Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of three limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P.,  Omega Institutional Partners,
L.P., and Omega Capital Investors, L.P.   They are private
investment firms engaged in the purchase and sale of securities for investment for their own accounts. The business address of Cooperman and the principal business and office of Associates, Omega Capital Partners, L.P., Omega Institutional Partners,
L.P., and Omega Capital Investors, L.P., is c/o Omega Advisors, Inc., 88 Pine Street, Wall Street Plaza - 31st Floor, New York,
New York 10005.  Cooperman is a citizen of the United States.
          Cooperman is also the President and majority stockholder of Omega Advisors, Inc., a Delaware corporation, engaged in providing investment management. The address of the principal business and office of Omega Advisors, Inc. is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York
10005. Omega Advisors, Inc. serves as investment manager to Omega Overseas Partners, Ltd., and Cooperman is deemed to control said entity. Omega Overseas Partners, Ltd., is a Cayman Islands corporation, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Omega Advisors, Inc. also serves with discretionary power as investment manager to unrelated third parties (herein referred to as the "Managed Account").
        Neither Cooperman nor any of the investment entities controlled by him have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 3,135,019 Shares. Of this amount, 882,260 Shares were purchased by Omega Capital Partners, L.P., at a cost of $11,493,762; 74,639 Shares were purchased by Omega Institutional Partners, L.P., at a cost of $1,013,703;
38,000 Shares were purchased by Omega Capital Investors, L.P., at a cost of $665,000; 1,443,133 Shares were purchased by Omega Overseas Partners, Ltd., at a cost of $20,678,177; and 696,987 Shares were purchased by the Managed Account at a cost of $9,219,648. The source of funds for the purchase of all such Shares was investment capital.
Item 4.   Purpose of Transaction.
          Cooperman has acquired the Shares for investment purposes, and only in the ordinary course of business.
          In the ordinary course of business, Cooper from time to time evaluates holdings of securities, and based on such evaluation, he may determine to acquire or dispose of securities of specific issuers.
          Cooperman has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Schedule 13D.
 Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's
Form 10K for the fiscal year ended May 31, 1998, filed with the Securities & Exchange Commission, there were issued 53,597,060 Shares of Common Stock issued and outstanding as of August 10, 1998. Omega Capital Partners, L.P., owns 882,260 Shares, or
1.6% of those outstanding; Omega Institutional Partners, L.P., owns 74,639 Shares, or 0.1% of those outstanding; Omega Capital Investors, L.P., owns 38,000 Shares, or 0.1% of those outstanding; Omega Overseas Partners, Ltd., owns 1,443,133
Shares, or 2.7% of those outstanding; and the Managed Account owns 696,987 Shares, or 1.3% of those outstanding.
          The following details the transactions by each of Omega Capital Partners, L.P., Omega Institutional Partners,
L.P., Omega Capital Investors, L.P., Omega Overseas Partners,
Ltd., and the Managed Account in shares of Common Stock within the 60 day period prior to September 9, 1998 and through the date of this filing. All such transactions were open market purchase transactions.

                Omega Capital Partners, L.P.

Date of             Amount of           Price Per
Transaction          Shares                Share
09/09/98             30,100             $11.99
09/09/98             36,800              12.37
09/10/98             30,200              12.25
09/16/98              3,900              12.38



              Omega Institutional Partners, L.P.

Date of             Amount of           Price Per
Transaction          Shares                Share
09/09/98              4,900             $11.99
09/09/98              1,700              12.37
09/10/98              2,700              12.25
09/16/98                400              12.38



                 Omega Capital Investors, L.P.

Date of             Amount of           Price Per
Transaction          Shares                Share
09/09/98             16,400             $11.99
09/09/98              3,200              12.37
09/10/98              3,600              12.25
09/16/98                500              12.38

                 Omega Overseas Partners, Ltd.

Date of             Amount of           Price Per
Transaction          Shares                Share
09/09/98             97,700             $11.99
09/09/98             32,000              12.37
09/10/98             52,600              12.25
09/16/98              6,900              12.38



                      The Managed Account

Date of             Amount of           Price Per
Transaction          Shares                Share
09/09/98            108,400             $11.99
09/09/98             18,000              12.37
09/10/98             23,300              12.25
09/16/98              3,300              12.38


Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to Securities of the Issuer.

          Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7.   Material to be Filed as Exhibits.
          There is no material to be filed as Exhibits.
                        Signature

          After reasonable inquiry and to the best of the under-signed's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 17, 1998

LEON G. COOPERMAN, individually,
as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Capital Partners, L.P.,
Omega Institutional Partners, L.P., and
Omega Capital Investors, L.P., and
as President of Omega Advisors, Inc.

By /s/ ALAN M. STARK
  Alan M. Stark
  Attorney-in-Fact

Signed pursuant to a Power of Attorney dated
May 22, 1998 included as an Exhibit to Schedule
13G filed with the Securities and Exchange
Commission by Leon G. Cooperman on May 28, 1998 with respect to The Loewen Group Inc.


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).